UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2016
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Publicly-held Company Corporate Taxpayer ID (CNPJ/MF): 60.746.948/0001-12	Publicly-held Company Corporate Taxpayer ID (CNPJ/MF): 47.509.120/0001-82

MATERIAL FACT

Banco Bradesco S.A. (“Bradesco”) and Bradesco Leasing S.A. – Arrendamento Mercantil (“Bradesco Leasing” and, jointly with Bradesco, “Companies”), in accordance with paragraph 4 of Article 157 of Law 6,404/1976 and Article 2 of CVM Instruction No. 358/2002, in order to begin integration of the operational platforms, hereby inform their shareholders and the market in general that, today, the Companies’ Boards of Directors approved the proposal for the absorption of the net equity portions of HSBC Bank Brasil S.A. - Banco Múltiplo (“HSBC Bank”), a wholly-owned subsidiary of Bradesco, through a partial spin-off, in accordance with Articles 224, 225 and 229 and Law 6,404/1976. The operation will be submitted to the Special Shareholders' Meetings of the Companies, to be held on October 7, 2016 and, subsequently, submitted for approval by the Central Bank of Brazil (BACEN).

The portions of HSBC Bank’s equity will be merged by Bradesco, Bradesco Leasing and Banco Bradesco Cartões S.A. (Bradesco Cartões), and were appraised, on the base date July 31, 2016, at the book values of R$12,657,840.06, R$22,267,291.29 and R$17,877,851.26, respectively.

The operation aims to promote a corporate restructuring with the following objectives: (i) to separate, route and consolidate HSBC Bank’s assets and liabilities in Bradesco, Bradesco Cartões and Bradesco Leasing, by implementing the integration of the operational platforms; (ii) to promote synergy between ongoing businesses and operations, with the consequent optimization and rationalization of operating and administrative costs; and (iii) to preserve the continuity of HSBC Bank with the continuation of certain activities for operational efficiency reasons.

Equity movements between the Companies, in the operation, will not involve any exchange ratio with third parties, given that HSBC Bank, Bradesco Cartões and Bradesco Leasing are wholly-owned subsidiaries of Bradesco. For the same reason, the operation will not envisage the issue of shares or an increase in Bradesco’s capital stock.

Bradesco Leasing’s capital stock will increase by R$22,267,291.29, and Bradesco Cartões by R$17,877,851.26, with the issue of new shares to be fully attributed to Bradesco.

It is worth mentioning that, if the operation is approved, HSBC’s technological integration by Bradesco will begin on October 7, 2016, and HSBC’s current customers will have access to their Bradesco accounts on October 8, 2016. The approval will also result in the consequent replacement of the HSBC brand with the Bradesco brand in its service network.

Additional information on the operation, including that required by CVM Instructions No. 481/2009 and No. 565/2015, is detailed in the Manual for Participating in Bradesco’s Special Shareholders’ Meeting of October 7, 2016, available at Departamento de Relações com o Mercado (Market Relations Department), Núcleo Cidade de Deus, Prédio Vermelho, 3º andar, Vila Yara, in the city of Osasco, state of São Paulo, and on the websites: www.bradesco.com.br – Investor Relations – Corporate Governance – Shareholders; www.bmfbovespa.com.br and/or www.cvm.gov.br.

Cidade de Deus, Osasco, SP, September 5, 2016.

Banco Bradesco S.A. and Banco Bradesco Leasing S.A.

Luiz Carlos Angelotti

Investor Relations Officer

Should  you  have  any  questions  or  require  further  information,  please  contact:

Mr. Carlos Wagner Firetti, phone 55 11 2194-0921, e-mail: carlos.firetti@bradesco.com.br;

Mrs. Ivani Benazzi de Andrade, phone 55 11 2194-0924, e-mail: ivani.andrade@bradesco.com.br; or

Mr. Carlos Tsuyoshi Yamashita, phone 55 11 2194-0920, e-mail: carlos.yamashita@bradesco.com.br.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 05, 2016

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.